CERTIFICATE OF AMENDMENT

                                       TO

                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION

                                       OF

                          AMERICAN STATES WATER COMPANY


      Floyd E. Wicks and McClellan Harris III certify that:

      1. They are the duly elected President and Chief Executive Officer, and the duly elected Chief Financial Officer, Vice President--Finance, Treasurer and Corporate Secretary, respectively, of American States Water Company, a California corporation (the "Company").

      2. Article IV of the Company's Amended and Restated Articles of Incorporation is amended in its entirety to read as follows:

            This Corporation is authorized to issue two classes of stock to be designated, respectively, "New Preferred Shares" and "Common Shares". The total number of shares which this Corporation is authorized to issue is 30,150,000; 150,000 shares are to be New Preferred Shares with no par value and a stated value of $100 per share and an aggregate stated value of $15,000,000, and 30,000,000 shares are to be Common Shares with no par value with a stated value of $2.50 per share and an aggregate stated value of $75,000,000.

            A statement of the preferences, privileges and restrictions granted to or imposed upon the respective classes or series of shares and/or upon the holders thereof is as follows:

            (1) Subject to the provisions of this Article IV, New Preferred Shares of any particular series shall be entitled to such voting rights, if any, as may be specified for shares of such series in the certificate of determination of preferences of such series filed as provided below. All Common Shares shall be entitled to voting rights on the basis of one-tenth of one vote per share.

            (2) New Preferred Shares may be issued from time to time in one or more series. Each such series shall be so designated as to distinguish it from other series of New Preferred Shares. Such designation may include an appropriate reference to the dividend rate and/or any other characteristics of such series. The Board of Directors is hereby authorized, within the limits of, but to the extent authorized by applicable law and within the limitations and restrictions, if any, stated in this Article IV, to fix or alter, from time to time, the dividend rights, dividend rate, conversion rights, voting rights, right and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences, or any of them, of any wholly unissued series of New Preferred Shares, and to fix the number of shares constituting any such unissued series, by a resolution or resolutions adopted by the Board of Directors in exercise of the authority hereby granted.

            (3) Subject to the dividend preferences provided for all shares of each other class at the time outstanding and to the restrictions set forth in this Paragraph (3), the Common Shares shall be entitled to receive dividends when and as declared by the Board of Directors out of any funds of this Corporation legally available therefor. After payment of the full preferential amounts hereinabove provided for all shares of each other class outstanding at the time of any liquidation, dissolution or winding up of this Corporation, whether voluntary or involuntary, all then remaining assets of this Corporation available for distribution to its shareholders shall be distributed ratably upon the Common Shares. No dividend shall be declared on the Common Shares which, after giving effect to such declaration, would reduce the Common Stock Equity of this Corporation as of the end of the calendar month last preceding that in which such dividend was declared to an amount less than 25% of the Total Capitalization of this Corporation as of said last preceding month, except that any such dividend may be declared (a) which would reduce such Common Stock Equity to less than 25% but not less than 20% of such Total Capitalization if the amount of such dividend plus all dividends on the Common Shares declared during the 12 months period terminating at the end of such last preceding calendar month shall not exceed 75% of the net income of this Corporation applicable to its Common Shares for such period, or (b) which would reduce such Common Stock Equity to less than 20% of such Total Capitalization if the amount of such dividend plus all dividends on the Common Shares declared during said 12 months period shall not exceed 50% of the net income of this Corporation applicable to its Common Shares for such period; provided, however, that the foregoing restrictions of this sentence shall not apply to, nor in any way restrict, (a) the payment of any dividend on the Common Shares which is payable in shares of stock of this Corporation, or (b) any reclassification, subdivision, split-up or combination of the Common Shares, or (c) any transfer between the capital and surplus accounts of this Corporation in connection with any such reclassification, subdivisions, split-up or combination or payment of dividend in shares of stock of this Corporation. Common Stock Equity as herein used shall mean the aggregate of (i) par value or stated capital of all outstanding Common Shares, and (ii) the surplus (including capital surplus, paid-in surplus and earned surplus) as shown by the books of this Corporation after giving effect to the declaration of the proposed dividend, and (iii) premium on Common Shares; less the remaining balance of the amount of organization expenses, as shown on said books. Total Capitalization as herein used shall mean the aggregate of (i) Common Stock Equity, (ii) premium on and the par value or stated capital of all outstanding shares of this Corporation of any and all classes having preferences over the Common Shares as to dividends or assets, and (iii) the principal amount of all outstanding debt maturing more than 12 months after the close of said 12 months period, all as shown by the books of this Corporation;

            less the remaining balance of organization expenses, as shown on said books. Net Income as herein used shall be determined in accordance with accepted accounting practice (but after provision for all taxes based upon or measured by income, and after annual interest charges adjusted by provision for amortization of bond discount and expense or of premium on indebtedness, and also after deduction of depreciation for said 12 months period as reported in the accounts of this Corporation as filed with the Public Utilities Commission of the State of California or other public authority of said state having jurisdiction to establish or approve the system of accounts of this Corporation). Net Income applicable to Common Shares as herein used shall mean net income after deduction therefrom of all dividends payable for the period involved on all outstanding shares of any and all classes of this Corporation having preference over the Common Shares as to dividends or assets.

            (4) Unless such action has been approved by the affirmative vote of at least a majority of the Continuing Directors (as defined below), without the approval of Common Shares and, unless otherwise provided in the certificate of determination for any series of New Preferred Shares, the New Preferred Shares representing in the aggregate at least 66 2/3% of the combined voting power of this Corporation's outstanding Common Shares and the New Preferred Shares, voting together as a single class, this Corporation shall not

                  (i) subject to subparagraph (iii) below, sell, convey, lease or otherwise dispose of all or substantially all of its assets, property or business;

                  (ii) approve the sale, conveyance, lease or other disposition by any subsidiary of this Corporation of all or substantially all of such subsidiary's assets, property or business;

                  (iii) sell, transfer, convey or otherwise dispose of more than a majority of the outstanding capital stock of any subsidiary of the Corporation, if such subsidiary holds assets accounting for 50% or more of the Corporation's consolidated assets, other than to an entity the majority of the voting power of the capital stock or other equity interest of which is owned and controlled by this Corporation;

                  (iv) consolidate or merge with or into any other corporation or other business entity, except if, immediately after such consolidation or merger, the shareholders of this Corporation immediately prior to such consolidation or merger will own more than 60% of the voting power of the outstanding capital stock or other equity interest of or in the surviving entity; or

                  (v) approve the consolidation or merger of any subsidiary of this Corporation, if such subsidiary holds assets accounting for 50% or more of the Corporation's consolidated assets, with or into any other corporation or other business entity.

            For purposes of this paragraph (4) of Article IV, the term "Continuing Directors" shall mean any member of the Board of Directors of the Corporation (while such person is a member of the Board) who (i) is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, and (ii) either (A) was a member of the Board of Directors prior to the time any person became an Acquiring Person, or (B) became a member of the Board of Directors subsequent to the time any person became an Acquiring Person, if such person's nomination for election, or re-election, to the Board was recommended, or approved, by a majority of the Continuing Directors then in office. For purposes of the foregoing definition, (i) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect as of the date hereof; (ii) "Acquiring Person" shall mean any person or entity which, alone or together with all Affiliates and Associates of such person or entity, shall be the beneficial owner of 20% or more of the Corporation's voting stock, but shall not include (1) an Exempt Person or (2) any person or entity who or which acquires 20% or more of the Corporation's voting stock in connection with a transaction or series of transactions approved prior to such transaction or transactions by the Board of Directors of the Corporation; provided that no person or entity shall become an Acquiring Person solely as a result of a reduction in the number of shares of the Corporation's voting stock outstanding, unless and until such person or entity shall thereafter become the beneficial owner of additional shares constituting 1% or more of the general voting power of the Corporation. "Exempt Person" shall mean the Corporation, any majority-owned subsidiary of the Corporation, and any employee benefit plan or employee stock plan of the Corporation, or any trust or other entity organized, established or holding Common Shares by, for or pursuant to, the terms of any such plan.

      3. Article VI of the Company's Amended and Restated Articles of Incorporation is amended in its entirety to read as follows:

            Notwithstanding any contrary provision of these Articles of Incorporation, any amendment or repeal of paragraph (4) of Article IV, this Article VI or any amendment to these Articles of Incorporation providing for a classified board shall require the affirmative vote of shares representing not less than 66 2/3% of the combined voting power of the outstanding Common Shares and, unless otherwise provided in the certificate of determination, the New Preferred Shares, voting together as a single class.

            Notwithstanding any contrary provision of these Articles of Incorporation, and except as otherwise expressly provided in the California Corporations Code, none of the following provisions of the Bylaws of the Company may be amended or repealed, except by a majority of the Board or by the shareholders upon the affirmative vote of shares representing at least 66 2/3% of the combined voting power of the outstanding Common Shares and, unless otherwise provided in the certificate of determination for any series of New Preferred Shares, the New Preferred Shares, voting together as a single class: (a) Section 2 of
      Article II, (b) Section 15 of Article II, and (c) Section 2 of Article
      III.

      4. On the effective date of the filing of this Amendment to the Amended and Restated Articles of Incorporation, the Company's Preferred Stock will be eliminated in accordance with Section 510(b)(2)(A) of the California General Corporation Law. The Company has only shares of Common Shares outstanding, and there will be no effect on the outstanding Common Shares.

      5. The foregoing amendments of the Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors of the Company alone in accordance with Section 510(b)(2)(A) of the California General Corporation Law.

      We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.


DATED:  April 29, 2002

                              /s/_________________________
                              Floyd E. Wicks


                              /s/_________________________
                              McClellan Harris III